Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

31st May 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release Announcement – Consumers' Loyalty to Product Brands in Britain and Central Europe

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

f:\users\legal\cherylb\judi\docs\adr's\006.doc

PRESS INFORMATION

Date : 14th May 2002

Contact: Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com

OR: Justyna Kozinska, Regional Marketing Manager Central Europe, Taylor Nelson Sofres
Tel: +48 22 648 2131 or email: Justyna.Kozinska@tnsofres.com

OR: Paul Stelmaszczyk/Liz Kearney, Camargue
Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com

DOES A BRAND MATTER?

Consumers' Loyalty to Product Brands in Britain and Central Europe

Central Europeans attach less importance to the brands of the products they purchase, compared with consumers in Britain, according to the Brand Loyalty Study from Taylor Nelson Sofres (TNS) published today. The results coincide with the launch of Omnimas®, a TNS omnibus service, in Central Europe.

The study compared consumer attitudes and loyalty to branded products in Britain, the Czech Republic, Hungary, Poland, and Slovakia. The findings confirm that people in Britain have the highest preference for branded products overall, with more than six out of ten (61 per cent) people in Britain purchasing a specific cosmetic or perfume brand. This compares to less than 40 per cent of people in Poland (39 per cent) and the Czech republic (38 per cent) who regularly purchase a specific cosmetic or perfume brand. People in Britain are also more selective about purchasing both alcoholic and non-alcoholic drinks compared to other countries surveyed.

The lowest preferences for purchasing specific branded products are found for clothing (21 per cent in Poland rising to 38 per cent in UK) and food (14 per cent in the Czech Republic rising to 37 per cent in Britain).

*Branded Product preference (%)	CZ	HUNG	POL	SLOV	UK
Consumer electronics	57	51	46	64	58
Beer, wine	52	34	35	42	52
Perfume/cosmetics	38	45	39	48	61
Other alcoholic drinks	39	25	32	28	48
Non-alcoholic drinks	22	31	25	22	50
Laundry/cleaning products	23	47	33	31	50
Household products, tools	24	39	39	15	43
Clothing/textile	22	26	21	22	38
Food/grocery products	14	31	20	15	37

The findings also reveal that branded products are perceived as higher quality items, but overall, especially amongst Central European consumers, the functionality and the price are more important than the brand.

Purchasers of branded products prefer them because they like and trust the brands. Central European consumers also choose branded goods because they last longer and are perceived as high quality products. Polish consumers buy branded goods out of habit more often than the other countries surveyed. Slovaks are driven by price and tend to look for discounted products, but tend to refuse to purchase unknown products.

Factors such as product packaging and social pressures to purchase specific brands have less influence when deciding to purchase a branded item. The influence of social environment is weakest in Hungary.

Ivan Tomek, Regional Head of Research for Consumer Sector said:
"Differences in brand value clearly exist across different markets and as such it is important for product marketers to evaluate the impact of country and regional differences on product perception."

The Brand Loyalty Study preliminary report is available from the company website http//:http://www.tnsofres.com/freereport.cfm

-Ends -

Note to editors

Omnimas is a face-to-face omnibus conducted by Taylor Nelson Sofres in the UK, Czech Republic, Slovakia, Poland and Hungary. The Brand Loyalty Study was undertaken in the first quarter of 2002. In each country a representative national sample of approximately 1000 people was surveyed.

Taylor Nelson Sofres:

Through its network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to leading national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: http://www.tnsofres.com

For further information please contact:

Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com

Justyna Kozinka, Regional Marketing Manager Central Europe, Taylor Nelson Sofres
Tel: +48 22 648 2131 or email: Justyna.Kozinska@tnsofres.com

Paul Stelmaszczyk/Liz Kearney, Camargue
Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com

02 JUN 17 AM 11:41

PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

SUPPL

23rd May 2002

Dear Sir/Madam

Company name	**Registered number**
Choicethink (1995) Limited	2207359
Customer Satisfaction Surveys Limited	2033151
MRM Distributions Limited	2182246
Multi Resource Marketing Limited	2184976
Schemetype Limited	2679478
Taylor Nelson AGB Television Limited	3229747
Teledynamics Limited	1839253

I enclose one copy annual report for the year ended 31 December 2001 in connection with the above-named companies in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

22nd May 2002

Dear Sir/Madam

Company name	Registered number
Market Trends Limited	1538908
Metra Sofres Limited	1747750
MRM Promotional Services Limited	2802877
Opinion Research Limited	835544
Parker Bishop Limited	662917
Scher International Limited	2587875
Specialist Field Resources Limited	2597974
Specialist People Resources Limited	3032722
SR Packaging Limited	2763673
Taylor Nelson Sofres Group Limited	3073845
Taylor Nelson Sofres Services Limited	3848002
Tellex Monitors Limited	540209

I enclose one copy annual report for the year ended 31 December 2001 in connection with the above-named companies in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

f:\users\legal\cheryl\b\judi\stats\007 220502.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Cont'd.....

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043